Exhibit 99.1

Ability Inc.

Condensed Consolidated Interim Financial Statements

As of June 30, 2018

(Unaudited)

Ability Inc.

Condensed Consolidated Interim Financial Statements

As of June 30, 2018

(Unaudited)

F-1

Ability Inc.

Condensed Consolidated Interim Balance Sheets

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$150	$1,944
Restricted deposits	153	-
Restricted deposit for put option	12,264	-
Accounts receivable	1,975	1,975
Inventory	-	50
Income tax receivable	155	162
Other receivables	522	2,351

Total current assets	15,219	6,482

NON-CURRENT ASSETS:
Restricted deposit for put option	-	12,143
Property and equipment, net	1,197	1,388

Total non-current assets	1,197	13,531

Total assets	$16,416	$20,013

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

Ability Inc.

Condensed Consolidated Interim Balance Sheets

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	U.S. dollars in thousands
LIABILITIES & SHAREHOLDERS’ EQUITY:
CURRENT LIABILITIES:
Bank loans	$630	$-
Accrued payroll and other compensation related accruals	197	135
Trade payables, accrued expenses and other accounts payable	4,918	4,056
Put option liability	12,264	-
Accrued expenses and accounts payable with respect to projects	2,039	2,541
Progress payments in excess of accumulated costs with respect to projects	1,307	306

Total current liabilities	21,355	7,038

NON-CURRENT LIABILITIES:
Put option liability	-	12,143
Accrued severance pay	165	241

Total non-current liabilities	165	12,384

Total liabilities	$21,520	$19,422

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares of $0.0001 par value, 20,000,000 shares authorized, 2,576,415 shares issued and outstanding at June 30, 2018 and December 31, 2017*	3	3
Preferred shares of $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding at June 30, 2018 and December 31, 2017*	-	-
Additional paid-in-capital	18,560	18,560
Accumulated deficit	(23,667)	(17,972)

Total shareholders’ equity (capital deficiency)	(5,104)	591

Total liabilities and shareholders’ equity (net of capital deficiency)	$16,416	$20,013

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Ability Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)
	U.S. dollars in thousands, except per share data

Revenues	$25	$35	$412	$832
Cost of revenues	369	543	864	1,163
Gross loss	(344)	(508)	(452)	(331)

Selling and marketing expenses	734	819	1,406	1,565
General and administrative expenses	1,590	1,833	3,851	4,319
Operating loss	(2,668)	(3,160)	(5,709)	(6,215)

Financial expenses (income), net	6	(58)	(14)	(125)
Loss before income taxes	(2,674)	(3,102)	(5,695)	(6,090)

Income tax expenses	-	11	-	23
Net and comprehensive loss	$(2,674)	$(3,113)	$(5,695)	$(6,113)

Weighted-average ordinary shares outstanding - basic and diluted *	2,459,088	2,459,088	2,459,088	2,459,088

Loss per ordinary share - basic and diluted (U.S. dollars)	$(1.09)	$(1.27)	$(2.32)	$(2.49)

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Ability Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Capital Deficiency)

	Preferred shares		Ordinary Shares		Additional paid-in-	Accumulated
	Shares*	Amount	Shares*	Amount	capital	deficit	Total
	(Unaudited)
		U.S. dollars in thousands		U.S. dollars in thousands

Balance as of January 1, 2018 (Audited)	-	$-	2,576,415	$3	$18,560	$(17,972)	$591
Net and comprehensive loss	-	-	-	-	-	(5,695)	(5,695)

Balance as of June 30, 2018	-	$-	2,576,415	$3	$18,560	$(23,667)	$(5,104)

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Ability Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

	Preferred shares		Ordinary Shares		Additional paid-in-	Accumulated
	Shares*	Amount	Shares*	Amount	capital	deficit	Total
	(Unaudited)
		U.S. dollars in thousands		U.S. dollars in thousands

Balance as of January 1, 2017 (Audited)	-	$-	2,576,415	$3	$18,560	$(8,861)	$9,702
Net and comprehensive loss	-	-	-	-	-	(6,113)	(6,113)

Balance as of June 30, 2017	-	$-	2,576,415	$3	$18,560	$(14,974)	$3,589

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-6

Ability Inc.

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended
	June 30,
	2018	2017
	(Unaudited)
	U.S. dollars in thousands
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(5,695)	$(6,113)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	74	87
Amortization	172	158
Capital loss from sale of property and equipment	3	15
Change in operating assets and liabilities:
Restricted deposits	(153)	1,736
Accounts receivable	-	1,198
Inventory	-	(50)
Other receivables	1,829	(263)
Interest earned on restricted deposit for put option	-	(98)
Accrued payroll and other compensation related accruals	62	(41)
Trade payables, accrued expenses and other accounts payable	862	(1,464)
Income tax payable	7	131
Accrued expenses and accounts payable with respect to projects	(502)	(2,248)
Progress payments in excess of accumulated costs with respect to projects	1,001	963
Accrued severance pay	(76)	4
Total adjustments	3,279	128
Net cash used in operating activities	$(2,416)	$(5,985)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-7

Ability Inc.

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended
	June 30,
	2018	2017
	(Unaudited)
	U.S. dollars in thousands

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(29)	$(125)
Proceeds from sale of property and equipment	21	65
Net cash used in investing activities	(8)	(60)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank loans received	630	-
Due from controlling shareholders, net	-	196
Net cash provided by financing activities	630	196

Net change In cash and cash equivalents	(1,794)	(5,849)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,944	11,840
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$150	$5,991

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest and banks’ charges	$33	$8
Income tax	$1	$5

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-8

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 1 - gENERAL:

a.	General:

Ability Inc. (the “Company” or “INC”) was incorporated under the laws of the Cayman Islands on September 1, 2015, originally as Cambridge Holdco Corp. as an exempted company. INC was formed as a wholly-owned subsidiary of Cambridge Capital Acquisition Corporation (“Cambridge”), a special purpose acquisition corporation, incorporated under the laws of Delaware on October 1, 2013. On December 23, 2013, Cambridge closed its initial public offering and a simultaneous private placement. On December 23, 2015, upon a merger of Cambridge into INC, with INC surviving the merger and becoming the public entity, INC consummated a business combination whereby it acquired Ability Computer & Software Industries Ltd., an Israeli company (“ACSI”), by way of a share exchange (the “Reverse Merger”), following which ACSI became INC’s subsidiary. Upon the closing of the Reverse Merger, INC’s ordinary shares and warrants began trading on the Nasdaq Capital Market under the symbols “ABIL” and “ABILW”, respectively. INC’s warrants were delisted on April 18, 2016 and since such date have traded on the OTC Pink under the symbol “ABIWF”. On January 12, 2016, INC’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange. The Company, ACSI and Ability Security Systems Ltd. (“ASM”) are jointly defined as the “Group”. On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, the effect of such consolidation was applied retrospectively for all amount of shares, warrants, related par value and others presented in the notes below.

b.	Going concern:

As of June 30, 2018, the Company had an accumulated deficit of $23.7 million, cash and cash equivalents of $150,000, a negative working capital of $6.1 million and a net and comprehensive loss of $5.7 million for the six months ended June 30, 2018. Due to a significant decline in revenues and an increase in legal and professional services fees, the Company has suffered losses from operations, and it has an accumulated deficit that, among other reasons, raises substantial doubt about its ability to continue as a going concern. The Company’s independent registered public accounting firm, in its report on our audited consolidated financial statements for the year ended December 31, 2017 expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, Anatoly Hurgin and Alexander Aurovsky (the “Controlling Shareholders”) financial support of the Company, a decrease in litigation costs, the Company’s ability to remain listed on the Nasdaq Capital Market and favorable resolution of the pending lawsuits and SEC investigation.

On July 3, 2018, the Securities and Exchange Commission (the “SEC”) issued Wells notices to the Company and its Controlling Shareholders who are also officers and directors, in connection with the previously disclosed ongoing investigation of the SEC into the transaction with Cambridge, the restatement that occurred in May 2016, and financial and business information. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against the Company and its Controlling Shareholders that would allege, among others, violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. A Wells notice is neither a formal allegation of wrongdoing nor a finding that any violations of law have occurred. Rather, it provides the Company and its Controlling Shareholders with an opportunity to respond to issues raised by the SEC and offer their perspective prior to any SEC decision to institute proceedings. On August 10, 2018, the Company and its Controlling Shareholders made Wells submissions in response to the Wells notices. If enforcement action is initiated, this could result in the Company and Messrs. Hurgin and/or Aurovsky being subject to an injunction and cease and desist order from further violations of the securities laws as well as monetary penalties of disgorgement, pre-judgment interest, a civil penalty, and in the case of its Controlling Shareholders only, a bar from serving as an officer or director.

Management is investing significant marketing efforts in order to generate additional revenues and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability. Additionally, the Company plans to raise capital through the sale of equity securities or debt and settling certain of the lawsuits that are pending.

F-9

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 1 - GENERAL (CONT.):

b.	Going concern (Cont.):

On February 21, 2018, the Controlling Shareholders executed an irrevocable undertaking (“the Undertaking”) for the benefit of the Group. According to the Undertaking, the Controlling Shareholders agreed to make available to ACSI from March 1, 2018 a $3.0 million line of credit or loan in favor of the Group. The Undertaking provided that the term of the line of credit or loan is to be for a period of no less than six months. The Undertaking further provided that at the end of the term of the line of credit or loan, the Company’ Board of Directors will determine whether repayment of the line of credit or the loan will compromise the ability of the Group to meet its obligations during the twelve months following repayment. The Controlling Shareholders undertook to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the Board of Directors with respect to the necessity of the support of the Controlling Shareholders. On April 11, 2018, ACSI obtained a six-month line of credit, secured by Messrs. Hurgin and Aurovsky, from an Israeli commercial bank in the amount of NIS 11 million (approximately $3.1 million), of which NIS 5.5 million ($1.5 million) has been drawn down to date. The line of credit, which is still secured by the Controlling Shareholders, has been extended through April 9, 2019. On amounts drawn under the line of credit, an interest rate in an amount to be determined at the time of draw down shall apply (which is currently 3.0% per annum) in addition to a semi-annual bank commission of NIS 27,500 ($7,900). Subsequently at a meeting of the board of directors on April 23, 2018, it was resolved to amend the terms of the Undertaking to provide that the Company will bear the costs and interest of the line of credit.

On August 16, 2018, the Company issued and sold 728,262 ordinary shares in a registered direct offering at $4.60 per share for aggregate gross proceeds of approximately $3.35 million, or $2.8 million, net of issuance costs. As part of the offering, the Company issued to the placement agent five-year warrants to purchase 54,620 ordinary shares at an exercise price of $5.75 per share.

There is no assurance however, that the Company will be successful in regaining profitability or obtaining the level of financing needed for its operations. If the Company is unsuccessful in generating additional revenue to support its operations or raising additional capital, settling certain lawsuits, delisted from the Nasdaq, or if SEC enforcement action is initiated, the Company may need to further reduce activities, curtail or cease operations.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

These unaudited condensed consolidated interim financial statements have been prepared as of June 30, 2018 and for the three and six month period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the accompanying notes of the Company for the year ended December 31, 2017 that are included in the Company’s Annual Report on Form 20-F, filed with the SEC on April 30, 2018 (the “Annual Report”).

The significant accounting policies that have been applied in the preparation of these condensed consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report.

F-10

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 3 - Related Parties:

a.	The amounts due from the Controlling Shareholders as of December 31, 2016 were repaid to ACSI on April 19, 2017. See Note 5a(8) for additional information.

b.	On February 21, 2018, the Controlling Shareholders executed an Irrevocable Undertaking for the Company’s benefit. Subsequently on April 11, 2018, the Controlling Shareholders’ secured a six-month line of credit to ACSI from an Israeli commercial bank in the amount of NIS 11 million (approximately $3.1 million) of which NIS 5.5 million ($1.5 million) has been drawn down to date. See Note 1b for additional information.

NOTE 4 - ordinary shares, PREFERRED shares and warrants:

a.	Ordinary shares:

The Company is authorized to issue 20,000,000 ordinary shares with a par value of $0.001 per share, of which 2,528,415 were issued and outstanding as of December 31, 2015. During January 2016, the Company issued 48,000 ordinary shares par value $0.001 in connection with ASM Former Shareholder’s exercising his put option on his remaining shares in ASM. As a result the ordinary shares issued and outstanding as of that that date and as of December 31, 2017 and 2016 were 2,576,415.

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.001 per share, of which none were issued and outstanding as of December 31, 2017 and 2016.

On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018. The effect of such consolidation was applied retrospectively for all the amount of shares, warrants, related par value and others presented in this note and elsewhere in the consolidated financial statements.

On August 16, 2018, the Company issued and sold 728,262 ordinary shares in a registered direct offering. See Note 1b for additional information.

b.	Warrants:

Since its inception, Cambridge issued 855,744 warrants which were assumed by the Company in the merger. Each warrant entitles its holder to purchase one ordinary share at a price of $115.00 and expires on December 17, 2018. The Company may redeem the warrants in the event that the traded ordinary share price is at least $175.00 per share (for any 20 trading days within a 30-day trading period) on a “cashless basis”.

On March 21, 2016, the Company received a letter from Nasdaq informing that its warrants did not meet the minimum 400 Round Lot Holder requirement for initial listing on the Nasdaq and that the Staff had determined to initiate procedures to delist the Company’s warrants from Nasdaq. As the Company did not appeal this determination, the Company’s warrants were delisted from Nasdaq on April 18, 2016 and since such date have traded on the “OTC Pink” market under the symbol “ABIWF”.

On August 16, 2018, in connection with a registered direct offering, the Company issued to the placement agent five-year warrants to purchase 54,620 ordinary shares at an exercise price of $5.75 per share. See Note 1b for additional information.

F-11

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 5 - commitments and contingencies:

a.	Legal proceedings:

1)	SEC Investigation

As the Company disclosed in its Report on Form 6-K furnished with the SEC, on February 16, 2017, the Company received a subpoena from the SEC. The subpoena requests, among other things, information regarding the transaction with Cambridge, the restatement that occurred in May 2016, and financial and business information. In furtherance of the investigation, the SEC has been obtaining testimony from the Company’s officers among others. The Company and its officers are fully cooperating with the investigation. As a result of the investigation, the Company may incur significant legal and accounting expenses. Furthermore, the Company cannot predict what, if any, actions the SEC may take against the Company or any of its officers, or the timing or duration of the investigation.

2)	Re. Ability, Inc. Securities Litigation

On May 25, 2016, a purported class action lawsuit, captioned In re Ability Inc. Securities Litigation, Master File No. 16-cv-03893-VM (S.D.N.Y) was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that certain of the Company’s public statements were false, and that the Company materially overstated its income and failed to disclose that it had material weaknesses in its internal controls. The complaint does not specify the amount of damages sought. On July 25, 2016, a second purported class action lawsuit was filed against the Company, Anatoly Hurgin and Avi Levin in the Southern District of New York in the United States. The complaint asserts claims pursuant to Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The complaint broadly alleges that the Company’s financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations. The complaint does not specify the amount of damages sought. These two putative class actions have been consolidated into one action and co-lead plaintiffs have been appointed. In accordance with a schedule adopted by the court, co-lead plaintiffs filed an amended complaint on April 28, 2017. In the amended complaint, co-lead plaintiffs have added the Company’s former director, Benjamin Gordon and the Company’s auditor, BDO Ziv Haft as defendants. The amended complaint asserts claims pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, a claim pursuant to Section 20(a) of the Exchange Act against Messrs. Hurgin, Levin and Benjamin Gordon, a claim pursuant to Section 11 of the Securities Act against the Company, BDO Ziv Haft and Messrs. Hurgin and Benjamin Gordon, and a claim pursuant to Section 15 of the Securities Act against Messrs. Hurgin, Levin and Benjamin Gordon on behalf of a putative class of all purchasers of the Company’s ordinary shares between September 8, 2015 and April 29, 2016. The amended complaint does not specify the amount of damages sought. The complaint broadly alleges that certain of the Company’s public statements were false, that it had material weaknesses in its internal controls, that its financial statements were false and misleading and were not prepared in conformity with GAAP, nor was the financial information a fair presentation of the Company’s operations, and that its registration statement contained material misstatements and omissions. On August 17, 2017, the court ordered a stipulated schedule recognizing that all parties had agreed to a mediation on October 17, 2017 and all deadlines were reset until after that mediation took place.

F-12

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 5 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

2)	Re. Ability, Inc. Securities Litigation (Cont.):

On December 21, 2017, the Company entered into a Memorandum of Understanding (“MOU”) to memorialize an agreement in principle to settle all claims of participating class members in the class actions consolidated in the lawsuit captioned In re Ability Inc. Securities Litigation, No. 16-cv-03893 (VM), pending in the Southern District of New York (the “New York Class Action Litigation”). The MOU provides for an aggregate settlement payment of $3.0 million, which includes all plaintiffs’ attorneys’ fees and expenses, as well as any other class notice and administrative fees related to the resolution of the New York Class Action Litigation. On May 18, 2018, the court granted preliminary approval of the settlement, and on September 14, 2018, the court granted final approval to the settlement, overruling the one objection that was filed. The settlement includes the dismissal of all claims against the Company and the named individuals in the New York Class Action Litigation. On September 17, 2018, the objector whose objection was overruled, Brian Levy, filed a notice of appeal to the United States Court of Appeals for the Second Circuit. If the appeal is perfected, the Company intends to oppose the appeal. If for any reason the court’s judgment is overturned, in whole or in part, the Company intends to continue to defend the action.

Of the $3.0 million settlement amount, it is expected that $250,000 will be funded by the Company, and the remaining $2.75 million will be funded with the Company’s insurance proceeds or contributed by other defendants. The ultimate impact of this class action settlement on the Levy Litigation (Case No. 2015-CA-003339), Pottash Litigation (Case No. 502016CA013823), Hammel Litigation (Case No. 50-2018-CA-000762-MB-AG) and the Ladragor Litigation (C.A. 8482-05-16), each as further described herein, has yet to be determined, however, some or all of the claims raised in such other actions may be deemed to be resolved, settled and disposed of as part of such class action settlement.

In connection with the entry into of the MOU, the Company entered into an agreement with its insurer (the “Discharge Agreement”) pursuant to which the Company agreed to discharge the insurer from liability with respect to any U.S. claims (excluding the Ladragor Litigation in Israel) in consideration for an aggregate settlement amount of $5.0 million, of which $2.5 million is to be used for settlement of the New York Class Action Litigation and the remaining amount is to be used to cover various defense and legal costs. Accordingly, no insurance proceeds will be available for any U.S. claims other than with respect to the settlement of the New York Class Action Litigation.

3)	Levy Litigation

On October 15, 2015, plaintiff Brian Levy, purportedly on behalf of himself and all others similarly situated, filed a first amended class action and derivative complaint against Cambridge Holdco Corp., ACSI, the individual members of the Cambridge board of directors, and Cambridge and the Company as nominal defendants in case number 2015CA003339 in the Circuit Court of the 15th Judicial Circuit in Palm Beach County, Florida.

F-13

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 5 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

3)	Levy Litigation (Cont.):

The complaint generally alleged, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the contemplated merger with ACSI, and that ACSI was aiding and abetting the Cambridge board of directors in the alleged breach of their fiduciary duties.

The action sought injunctive relief, damages and reimbursement of fees and costs, among other remedies. On February 17, 2016, ACSI filed a motion and supporting memorandum of law to dismiss the plaintiff’s amended complaint on the grounds that the Court lacks personal jurisdiction over ACSI; the derivative aiding and abetting claim was extinguished by the closing of the Business Combination and the claims against ACSI are insufficiently pleaded. On September 15, 2016, the Court granted the defendants’ motion to dismiss in its entirety without prejudice, and the Judge dismissed the amended complaint. However, the court provided the plaintiff with 45 days within which to file a further amended complaint. On October 22, 2016, a second amended complaint was filed by the plaintiff. On January 17, 2017, the defendants filed a motion to dismiss the second amended complaint on multiple grounds, including various pleading deficiencies that the plaintiff has failed to adequately correct. On March 9, 2017, the plaintiff filed a response to the motion to dismiss. On June 21, 2017, the Judge entered an order (the “June 21 Order”) granting a partial motion to dismiss as to the counts against ACSI due to lack of personal jurisdiction over ACSI. ACSI was therefore dismissed from the case without prejudice, and it is unclear at this stage whether the plaintiff will attempt to bring ACSI directly back into the action in the future. On the other hand, pursuant to the Judge’s ruling, the Company still remains as a necessary party and named defendant in the case. In the June 21 Order, the Judge also partially denied the motion to dismiss the second amended complaint, and the purported class action and derivative claims against the individual defendants for alleged breach of fiduciary duties, failure to disclose and ultra vires acts still remained pending.

On July 21, 2017, the Company and each of the individual defendants filed their answer and affirmative defenses raising numerous substantive and legal defenses to the alleged claims set forth in the second amended complaint. On August 7, 2017, plaintiff’s counsel filed a motion for class certification and incorporated memorandum of law. The Company and defendants filed papers in opposition to such motion, and on March 13, 2018, the Court entered an order denying plaintiff’s motion for class certification but allowing plaintiff to attempt to file a further amended complaint within 30 days after the order denying the request for class certification.

On April 12, 2018 the plaintiff filed a verified third amended class action and derivative complaint (the “Third Amended Compliant”) attempting to assert the same type of claims raised in the second amended complaint.

On May 2, 2018, the plaintiff filed another motion for class certification requesting class certification in connection with the class claims that Plaintiff purports to assert in the Third Amended Complaint. The Company will be filing its memorandum in opposition to the motion for class certification. The parties will be scheduling hearings on the pending motion to dismiss and motion for class certification.

On June 27, 2018, the defendants filed their comprehensive motion to dismiss and memorandum of law seeking dismissal of all claims asserted the Third Amended Complaint. At this point in time, the motion to dismiss and the renewed motion remain pending before the Court.

The Company intends to vigorously defend against such claims, and to continue to explore potential opportunities to settle and resolve the litigation. If the case does not settle, it is impossible to predict the probable outcome of these legal proceedings at this time in light of the relatively early stage of the proceedings.

F-14

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 5 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

4)	Pottash Litigation

On December 13, 2016, a complaint, captioned Pottash v. Benjamin Gordon et. al., Case No. 50-2016-CA-013823, was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against the Company, its former director, Benjamin Gordon, BG Strategic Advisors, LLC, Cambridge Capital, LLC and Jonathan Morris, in his capacity as trustee of the Gordon Family 2007 Trust. On January 23, 2017, the plaintiff filed an amended complaint. On March 2, 2017, the Company filed a motion to dismiss all of the claims asserted against it in the amended complaint. On the same day, Benjamin Gordon and BG Strategic Advisors also filed motions seeking the dismissal of the amended complaint in its entirety. On November 27, 2017, the plaintiff filed a second amended complaint against the Company, Benjamin Gordon and Jonathan Morris. The complaint alleges violations of Florida State securities laws, common law fraud, negligent misrepresentation and conspiracy. On January 17, 2018, the Company filed a motion to dismiss seeking the dismissal of all claims asserted against it on various legal grounds. The co-defendants also filed motions seeking dismissal of the second amended complaint. Based on the arguments for dismissal, the Plaintiff has indicated that he will be filing a further amended complaint. The Company intends to continue vigorously defend against this action. It is impossible to predict the probable outcome of these legal proceedings at this time in light of the relatively early stage of the proceedings.

5)	Hammel Litigation

On January 19, 2018, a complaint, captioned Hammel v. Benjamin Gordon et. al (Case No. 50-2018-CA-000762-MB-AG), was filed in the 15th Circuit, Palm Beach County, Florida in the United States, against the Company, Benjamin Gordon and Jonathan Morris. The complaint alleges that the defendants, through a series of misrepresentations and omissions, induced the plaintiff, Robert Hammel, to invest in the stock of Cambridge. Plaintiff alleges to have lost more than $1.6 million due to the defendants’ conduct. In a summons issued in February 26, 2018, the Company was also named as one of the defendants. The Company filed a motion to dismiss the compliant. Based on the arguments for dismissal, the Plaintiff has indicated that he will be filing a further amended complaint. The Company intends to vigorously defend against this action. Given that these proceedings are in the preliminary stage, the timing or outcome of this matter cannot be predicted at this time.

F-15

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 5 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

6)	Patent Infringement Litigation

On October 27, 2015, ACSI received a notice alleging that its GSM interception and decryption systems allegedly fall within the claims of an Israeli patent owned by the claimant. The notice demands an accounting of all such products manufactured, exported, sold or otherwise commercialized by ACSI and/or any entity on its behalf. On November 12, 2015, a lawsuit, captioned Dr. Elad Barkan et al. v. Ability Computer & Software Industries Ltd. et al. C.C. 29551-11-15, alleging patent infringement, violation of a non-disclosure agreement, trade secret misappropriation and unjust enrichment, was filed with the Central District Court in Israel by a company and an individual originally against ACSI and its controlling shareholders at that time. The amount sought in the lawsuit for registration fee purposes is NIS 5.0 million (approximately $1.4 million), however the plaintiffs have not yet quantified the amount of the compensation demanded. Furthermore, the plaintiffs demanded to immediately cease any infringement of the patent as well as any further use of the claimed technology, including the further manufacture, export, sale or marketing of the alleged infringing products. On April 5, 2016, ACSI and its controlling shareholders filed a statement of defense, and on April 13, 2016 a pre-trial hearing was held. On May 23, 2016, the plaintiffs filed a petition to add the Company, Ability Limited, a company wholly-owned by Anatoly Hurgin, and ASM as defendants and to amend the statement of claim. The parties then agreed to appoint a mediator in an attempt to settle the dispute out of court, and agreed, with the approval of the court, on a stay of proceedings until September 2016. However, the parties did not reach an agreement by that time. On October 9, 2016, upon the application of the original defendants and with the plaintiffs’ consent, the court decided to stay the proceedings until a decision is handed down on a related pending application to the Israeli Patent Registrar to revoke the patent in dispute. On August 23, 2017, the Deputy Patent Registrar decided to reject the revocation application, and on August 28, 2017 the plaintiffs informed the court of the deputy registrar’s decision, and requested to resume the proceedings and instruct the original defendants (the Company and its former controlling shareholders) to file their response to the petition to join the Company, Ability Limited and ASM as defendants (a response was filed on September 25, 2017, and a rejoinder was filed by the plaintiffs on October 22, 2017). On December 25, 2017, the original defendants filed a petition to order the plaintiffs to deposit a guarantee as security for costs of the trial (a response was filed on January 14, 2018, and a rejoinder was filed on January 17, 2018). A second pre-trial hearing was held on January 17, 2018, in which the court decided that the plaintiffs were allowed to amend the statement of claim without having the consent either of the original defendants or the Company, Ability Limited and ASM to the content of the amended statement of claim, and without waiving the right to request dismissal of the amended suit (partially or completely). The court also decided that the petition to order the plaintiffs to deposit a guarantee as security for costs will be adjudicated after the statement of case is amended. On March 15, 2018 the plaintiffs filed an amended statement of claims against the original defendants, as well as against the Company, Ability Limited and ASM.

On May 30, 2018 the defendants filed an amended statement of defense along with two petitions: (1) a petition for issuing a decision on the petition to order the plaintiffs to deposit a guarantee as security for costs; (2) a petition for dismissing the case in limine. The plaintiffs filed their responses to the two petitions on June 26, 2018 and the defendants filed rejoinders on July 8, 2018. On July 11, 2018 and July 18, 2018, two pre-trial hearings were held, and the court decided to order the plaintiffs to deposit a guarantee of ILS 100,000 as a security for costs. In addition, the defendants were asked by the court to reconsider their position regarding the petition for dismissing the case in limine. On July 24, 2018, the parties jointly informed the court that: (1) without waiving any contentions or rights, the defendants would not insist on the petition for dismissing the case in limine, and the contentions raised in the petition for dismissing the case in limine would be decided in the final judgement or in any interim decision; (2) they agree to appoint again a mediator (Adv. Reuven Behar) in an attempt to settle the dispute out of court in the framework of a mediation which is limited in time for not more than six months; (3) to set dates for pre-trial procedures (discovery and interrogatories), for a pre-trial hearing and for filing evidence. Accordingly, on July 24, 2018 the court decided to dismiss the petition for dismissing the case in limine without mutually waving any contentions or rights, set dates for discovery (by the end of September 2018) and for exchanging of (by the end of September 2018) and replying to interrogatories (by the end of October 2018) and set another pre-trial hearing for November 28, 2018. The parties intend to have the first meeting with the mediator in the beginning of September 2018. The Company intends to continue vigorously defend against this action. The Group believes that the suit’s probability of success, as filed, is less than even, and we intend to vigorously defend against it.

In addition, after the Deputy Patent Registrar decided to reject the revocation application on August 23, 2017, the patentee, Dr. Barkan, filed an amended version of certain claims on September 28, 2017. The amendment was subject to opposition by third parties until December 28, 2017. On December 27, 2017, the Company filed with the Patent Registrar an opposition to the request to have the specification of the patent amended. On March 15, 2018, the Company filed its statement of claims, arguing that the request should be dismissed for various reasons. Dr. Barkan filed his statement of claims on June 14, 2018. The Company intends to file its evidence by September 14, 2018.

F-16

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 5 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

7)	Ladragor Litigation

On May 4, 2016, the Company was served with a lawsuit and a motion for the certification of the lawsuit as class action, captioned Ladragror v. Ability Inc. et al. C.A. 8482-05-16, in the Tel Aviv District Court in Israel, filed, against the Company, Anatoly Hurgin, Alexander Aurovsky, and Benjamin Gordon and Mitchell Gordon. The claim alleges, among other things, that the Company misled the public in our public filings with regard to its financial condition and included misleading information (or omitted to include relevant information) in its financial statements published in connection with the January 12, 2016 listing of shares for trading on the Tel Aviv Stock Exchange. In addition, the claim alleges that the defendant directors breached their fiduciary duty under Israeli law towards the Company and its public shareholders. The claim alleges that the plaintiff suffered personal damages of NIS 137.7 (approximately $39.7), and estimates that its shareholders suffered damages of approximately NIS 23.3 million (approximately $6.72 million). On September 15, 2016, the Company filed a motion for a stay of proceedings, due to other pending class action lawsuits in the United States that also relate (among other things) to the stated causes of action and based on similar claims. The Court required the parties to update the Court on the status of the United States class actions by March 15, 2017. On March 15, 2017, the plaintiff filed an update and requested that proceedings be stayed until the completion of the internal investigation of the audit committee. On the same day, the Company filed a separate update with respect to the United States class actions, together with a motion for a stay of proceedings pending resolution of the consolidated United States class actions. On March 16, 2017, the Court held that the plaintiff must respond to the motion to stay proceedings pending resolution of the consolidated United States class actions. On March 26, 2017, the plaintiff filed a partial response, requesting an extension until May 15, 2017 to file a full response, alleging that the publication of the Company’s annual financial statements, together with the findings of the internal investigation, would affect its position on its motion to stay proceedings. On May 23, 2017, the Court granted the plaintiff the requested extension. On May 15, 2017, the plaintiff filed a motion asking for an additional three month extension to file a full response, among other things, as the Company had not filed its annual financial statements or published the findings of the internal investigation. On August 14, 2017, the Company and Messrs. Hurgin and Aurovsky filed a notice regarding their counsel substitution. In light of this, the judge decided on August 27, 2017 to recuse herself from the case. On August 21, 2017, the plaintiff filed a motion and an updated notice in which he claimed that the Company had not yet published the report of the internal investigation, and hence the reasons for granting him a continuance to file his response to the motion to stay of proceedings are still relevant. The plaintiff also informed the Court that in the U.S. proceedings, the parties agreed to mediation, and the mediation meeting was scheduled in October 2017. The plaintiff asked the Court to file an update notice in 90 days. On August 28, 2017, the Court ordered the parties to file an update notice on September 28, 2017. On September 28, 2017 and November 7, 2017 the plaintiff, the Company, and Messrs. Hurgin and Aurovsky updated the Court that the mediation process in the U.S. was still pending. On November 8, 2017, the Court ordered the parties to file an update notice in 90 days. On February 7, March 7, April 12, May 8, June 12, July 10 and August 9, 2018, the parties updated the Court that they are holding negotiations in order to settle the case, and requested extensions for filing the update notice. The parties are required to file the abovementioned notice on October 10, 2018. The Company intends to attempt to settle and resolve the litigation. If the case does not settle, the Company intends to continue vigorously defend against this action. Given that the proceeding is currently suspended, the timing or outcome of this matter cannot be predicted at this time. As referenced in Section (2) above, the Ladragor Litigation is not subject to the Discharge Agreement.

F-17

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 5 - commitments and contingencies (CONT.):

a.	Legal proceedings (Cont.):

8)	Israeli Arbitration

In January 2015, ACSI, Messrs. Anatoly Hurgin and Alexander Aurovsky, and a third party plaintiff entered into an arbitration process, following a claim filed with the Tel Aviv Magistrates Court in October 2014 by the plaintiff against ACSI and its former shareholders, claiming a right to review ACSI’s accounts and reserving the right to file a monetary claim. On September 14, 2016, the plaintiff presented the defendants with a settlement proposal for the resolution of all claims against the defendants and any entity affiliated with them in exchange of the full and final payment of an amount of NIS 8,450,000 (approximately $2,200,000), which was subsequently approved by the Company’s Board of Directors. On or about the time of the Board of Director’s meeting at which (among things) the settlement proposal was approved, the plaintiff made claims that the proposal did not include VAT and that a settlement agreement has not been entered into between the parties. This dispute was referred to a new arbitration process, and on February 16, 2017, a settlement was reached, according to which the parties agreed that the plaintiff would receive a total of NIS 9,527,000 (approximately $2,480,623), including VAT (which is equal to NIS 8,142,735 plus VAT). Thereafter, on February 20, 2017, such settlement was approved by the arbitrator and was made an arbitral award. Following the arbitral award and according to the determination of the Company’s Board of Directors, ACSI appointed an independent legal expert acting as an arbitrator to make a final determination as to the allocation of the settlement amount between the Company and Messrs. Hurgin and Aurovsky. On March 30, 2017, and as clarified on April 13, 2017, the legal expert determined that Messrs. Hurgin and Aurovsky shall pay 30% of the settlement amount excluding VAT, and the Company shall pay 70% of the settlement amount, and the entire VAT due. The settlement amount was paid in full by the Company and Messrs. Hurgin and Aurovsky.

9)	Mitchell Gordon v. the Company.

On June 22, 2018, Mitchell Gordon, the former Chief Financial Officer of Cambridge, filed a Summons with Notice, or the Notice, against the Company in the Supreme Court of the State of New York, New York County (Index No. 653124/2018). In the Notice, Mitchell Gordon describes the nature of his claims as ones for breach of contract and unjust enrichment against the Company based on the Company’s alleged failure to indemnify him under the terms of the Amended and Restated Memorandum and Articles of Association of the Company, adopted by special resolution and passed with effect on December 23, 2015. Mitchell Gordon purports to seek compensatory damages in the amount of at least $325,000.

10)	Beazley Insurance Company Inc. v. Benjamin Gordon v. XL Insurance Company SE (XL Catlin), and the Company

On or about July 31, 2018, Benjamin Gordon filed a third party complaint asserting a breach of contract action against XL Insurance Company SE, and the Company for alleged failure to defend and indemnify Benjamin Gordon with respect to underlying actions against Gordon arising out of Cambridge’s merger with ASCI. In the third party complaint, Benjamin Gordon is alleging that ASCI breached the parties’ Merger Agreement by failing to advance fees and failing to indemnify him for defense fees and costs. Gordon is seeking recovery of monetary damages, attorneys’ fees and costs.

F-18

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 5 - commitments and contingencies (CONT.):

b.	Agreement with a Provider:

On October 20, 2015 (the “Effective Date”), ACSI entered into an agreement with an unrelated company (the “Reseller Agreement”) which is a service provider and an owner and licensor of telecommunications solutions (the “Provider”). The Provider granted ACSI an exclusive and non-transferable right and license for three years to market, promote, advertise, sell and distribute the Provider’s products directly to customers worldwide, in consideration for 50% of ACSI’s net income relating to those sales. The agreement sets minimum annual sales at $10 million. In case ACSI does not satisfy this minimum commitment at the end of any contract year, ACSI is required to pay the Provider a 15% penalty against the shortfall amount (maximum $1.5 million per year). In order to secure minimum sales and penalty, it was also agreed that ACSI pay the Provider monthly payments of $125 thousand. During the year ended December 31, 2015, ACSI paid the Provider $375 thousand. Those payments were recorded as prepayments in other receivables in the consolidated balance sheet as of December 31, 2015, as ACSI believed it will satisfy those sales. During the year ended December 31, 2016, ACSI continued to pay the monthly payments and paid the Provider an aggregated amount of $1,500 thousand. Those payments (along with the $375 thousand that were paid during the year ended December 31, 2015 and recorded initially as part of the balance sheet) were recorded as part of the selling and marketing expenses since ACSI succeeded to sell only one of the Provider products during the year ended December 31, 2016. The Provider waived its rights to the 50% net income share in connection with that sole 2016 sale in order to support his product marketing efforts in the relevant region.

During the year ended December 31, 2016, ACSI and the Provider agreed that ACSI will be able to utilize the monthly payments through the entire agreement period and not only on an annual basis.

On August 7, 2018, ASCI entered into an amendment to the Reseller Agreement which, effective as of October 20, 2018, extends the term of the Reseller Agreement until January 31, 2019. In addition, under the amendment, the Company’s minimum monthly commitment has been reduced from $125,000 to 30,000 Euros, effective as of October 20, 2018. As part of the amendment, the parties agreed to negotiate in good faith the acquisition of certain rights under the Reseller Agreement, with the intent that the terms of such acquisition shall be agreed upon on or prior to January 31, 2019.

c.	Nasdaq Delisting Determination:

On January 12, 2018, the Company received a notification from the Listing Qualifications Department of The Nasdaq Stock Market, or the Staff, that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(1) due to its failure to maintain a minimum of $2,500,000 in shareholders’ equity, (the “Minimum Shareholders’ Equity Requirement”, or any alternatives to such requirement. In order to maintain the Company’s listing on the Nasdaq Capital Market, the Company submitted a plan of compliance addressing how it intended to regain compliance, which was accepted by the Staff on March 7, 2018. The Company had until July 11, 2018, to evidence compliance with the Minimum Shareholders’ Equity Requirement.

On July 12, 2018, the Company received a letter from the Staff indicating that the Company did not meet the Staff’s July 11, 2018 deadline to regain compliance with Nasdaq Listing Rule 5550(b)(1) due to its failure to maintain a minimum of $2,500,000 in shareholders’ equity or any alternatives to such requirement. As a result, the Company would have been subject to delisting on July 23, 2018 unless the Company requested a hearing before a Nasdaq Listing Qualifications Panel, or the Panel. On July 19, 2018, the Company requested a hearing before the Panel. On August 30, 2018, a hearing was held before the Panel at which the Company presented its plan of compliance and requested a further extension of time until November 30, 2018. On September 17, 2018, the Panel determined to continue the listing of the Company’s ordinary shares on Nasdaq subject to the Company having, on or before November 30, 2018, completed its compliance plan and regained compliance with the Minimum Shareholders’ Equity Requirement and demonstrated to the satisfaction of the Panel that it can maintain compliance over the coming year. If the Company is unable to demonstrate compliance with all requirements for continued listing on the Nasdaq by November 30, 2018, then its ordinary shares may be delisted from the Nasdaq.

F-19

Ability Inc.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

NOTE 6 - rEVENUE CLASSIFIED BY GEOGRAPHICAL AREA:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	U.S. dollars in thousands

Asia	$-	$-	$362	$-
Latin America	-	-	-	754
Other	25	35	50	78
	$25	$35	$412	$832

NOTE 7 - GENERAL and administrative expenses:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	U.S. dollars in thousands

Legal fees	$817	$1,048	$2,280	$2,642
Professional services fees	501	407	964	912
Salaries and related expenses	95	156	229	322
Other	177	222	378	443
	$1,590	$1,833	$3,851	$4,319

NOTE 8 - Subsequent events:

a.	On July 3, 2018, the SEC issued Wells notices to the Company and its Controlling Shareholders who are also officers and directors, in connection with the previously disclosed ongoing investigation of the SEC into the transaction with Cambridge, the restatement that occurred in May 2016, and financial and business information. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against the Company and its Controlling Shareholders that would allege, among others, violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. A Wells notice is neither a formal allegation of wrongdoing nor a finding that any violations of law have occurred. Rather, it provides the Company and its Controlling Shareholders with an opportunity to respond to issues raised by the SEC and offer their perspective prior to any SEC decision to institute proceedings. On August 10, 2018, the Company and its Controlling Shareholders made Wells submissions in response to the Wells notices. If enforcement action is initiated, this could result in the Company and Messrs. Hurgin and/or Aurovsky being subject to an injunction and cease and desist order from further violations of the securities laws as well as monetary penalties of disgorgement, pre-judgment interest, a civil penalty, and in the case of its Controlling Shareholders only, a bar from serving as an officer or director.

b.	On August 7, 2018, ASCI entered into an amendment to the Reseller Agreement. See Note 5b for additional information.

c.	On August 16, 2018, the Company issued and sold 728,262 ordinary shares in a registered direct offering. In connection with the registered direct offering, the Company issued to the placement agent five-year warrants to purchase 54,620 ordinary shares for at an exercise price of $5.75 per share. See Note 1b for additional information.

F-20